Mail Stop 3561
		October 14, 2005

Louis Pardau Dit Pardo
President
Poseidis Inc.
222 Lakeview Avenue, PMB 160
West Palm Beach, FL 33401

Re:	Poseidis Inc.
	Preliminary Information Statement on Schedule 14C
	Filed September 28, 2005
	File No. 0-26329

Dear Mr. Pardo:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Outstanding and Issuable Securities, page 4

Standby Equity Distribution Agreement, page 4
1. To allow investors to better understand the dilutive effect of the
Standby Equity Distribution Agreement, please include a tabular presentation showing the number of shares issuable at the current market price and at a 25%, 50% and 75% decrease in the current market price. Also, disclose the maximum number of shares that may be issued and the percentage of outstanding securities that this amount represents as well as the percentages of outstanding securities represented by the securities issued at the discounts to market price described above.
2. According to your form 8-K dated August 26, 2005 and the Standby
Equity Distribution Agreement, you have agreed to pay Cornell
Capital
5% of the proceeds that you receive from each advance under the agreement. Please disclose this 5% payment and describe how this payment fits within the equity line arrangement.
3. It appears from the relevant exhibits to the form 8-K dated
August
26, 2005 that David Gonzalez, Esq. will act as escrow agent in connection with the standby equity distribution agreement. Currently, however, we note that Mr. Gonzales is a managing partner of Cornell Capital. In view of the affiliate relationship between Cornell Capital as investor and Mr. Gonzalez as escrow agent, it appears that Cornell Capital may have actual or potential discretion as to whether it will perform its obligation under the standby equity distribution agreement. Please provide us with your analysis as to whether this affiliate relationship is inconsistent with our position regarding equity lines of credit set forth in the March 31, 2001 Quarterly Update to our Current Issues and Rulemaking Projects Outline.

Convertible Debenture, page 5
4. Your disclosure is confusing as to the relationship between the 12% convertible debentures, the warrants and the standby equity distribution agreement, each of which you entered into with Cornell
Capital Partners. In particular, the purpose for issuing the convertible debentures and warrants given the existing standby equity distribution agreement is unclear. Further, please provide us with your analysis as to whether the private transaction under the equity line will be completed, prior to the filing of the resale registration statement, given the terms and existence of the convertible debentures and the warrants. Please see the March 31, 2001 Quarterly Update to our Current Issues and Rulemaking Projects
Outline. We may have further comment upon review of your response.
5. We note your disclosure that the conversion price for the 12% convertible debenture is $0.0497 per share. It appears, however, that this conversion price may be adjusted pursuant to the terms of the debenture. Please fully disclose the circumstances in which the conversion price may be adjusted and how the conversion price would be adjusted for each circumstance. Further, we note your disclosure that you may issue an additional $150,000 in principal of the 12% debenture to Cornell Capital "[u]pon the satisfaction of certain conditions." Please expand your disclosure to clearly set forth the
"certain conditions." Please also disclose the conversion price and adjustment terms, if any, for this debenture. If the conversion price and adjustment terms are identical to the initial $150,000 debenture, please so state. We may have further comment upon review of your response.
6. We note your disclosure that interest on the 12% debenture may be payable in common stock at the option of Cornell Capital. Please disclose the price per share to be used in determining the number of shares to be paid for the interest component of the debenture. Please also disclose the conditions under which Cornell Capital my request that the interest be paid in common stock.

Warrants, page 5
7. We note your disclosure that you issued Cornell Capital
warrants
to purchase 500,000 and 1,250,000 shares of common stock at an exercise price of $0.12 per share. According to the warrant agreements, filed as exhibits 99.1 and 99.3 to the form 8-K dated August 26, 2005, however, it appears that the exercise price of $0.12 may be adjusted per section 8 of the agreements. Please expand your disclosure to fully discuss the conditions for adjusting the exercise price.

* * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Kurt Murao, Attorney Advisor, at (202) 551-
3338,
or Ellie Quarles, Special Counsel, at (202) 551-3238 if you have questions regarding the comments.

      Sincerely,



						H. Christopher Owings
      					Assistant Director


cc: 	Deborah Carroll, Esq.
	Gallagher, Briody & Butler
	Fax: (609) 452-0090

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Louis Pardau Dit Pardo
Poseidis Inc.
October 14, 2005
Page 1